[Letterhead of Cahill Gordon & Reindel llp]

(212) 701-3313

March 18, 2011

Re:	XOMA Ltd.
Registration Statement on Form S-3
Filed February 11, 2011
File No. 333-172197

Dear Mr. Riedler:

This letter is submitted on behalf of XOMA Ltd. (the “Company”) in response to your comment letter dated February 16, 2011 relating to the Company’s Registration Statement on Form S-3 (File No. 333-172197), filed on February 11, 2011 (the “Registration Statement”), and in conjunction with the filing of Amendment No. 1 to the Registration Statement, filed on March 10, 2011 (the “Amendment”).

In response to your comment, as requested, the Company has revised the disclosure to specifically state that McNicoll, Lewis & Vlak LLC is an underwriter, which revisions are reflected on the cover page and in the “Plan of Distribution” section of the MLV sales agreement prospectus in the Amendment.

Your attention to this filing and this response is greatly appreciated.  Any questions or further comments regarding this filing should be directed to the undersigned at the number indicated above.

Sincerely,

Geoffrey E. Liebmann

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

VIA ELECTRONIC SUBMISSION AND FACSIMILE

cc:	Johnny Gharib, Division of Corporation Finance Christopher J. Margolin, XOMA Ltd.